SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Talend S.A.

(Name of Issuer)

Ordinary shares, nominal value of €0.08

(Title of Class of Securities)

874224207

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 16

CUSIP NO. 874224207	13 G	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Balderton Capital IV L2 S.à.r.l. (“BC IV L2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,024,402 ordinary shares; except that (a) Balderton Capital IV L1 S.à.r.l. (“BC IV L1”), the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) Balderton Capital IV, L.P. (“BC IV”), the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) Balderton Capital Partners IV, L.P. (“BCP IV”), the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to Balderton Capital Investments Limited (“BCIL”) and BCIL may be deemed to have sole power to vote such shares, and (e) Suranga Chandratillake (“Chandratillake”), Jerome Misso (“Misso”), Gary Mauger (“Mauger”) and James Nicolle (“Nicolle”), the directors of BCIL, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,024,402 ordinary shares; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 29,439,767 ordinary shares of the Issuer’s common stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Persons on February 5, 2018.

CUSIP NO. 874224207	13 G	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Balderton Capital IV L1 S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* FI

CUSIP NO. 874224207	13 G	Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Balderton Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 874224207	13 G	Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Balderton Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 874224207	13 G	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Balderton Capital Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* FI

CUSIP NO. 874224207	13 G	Page 7 of 16

1	NAME OF REPORTING PERSON Suranga Chandratillake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 874224207	13 G	Page 8 of 16

1	NAME OF REPORTING PERSON Jerome Misso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 874224207	13 G	Page 9 of 16

1	NAME OF REPORTING PERSON Gary Mauger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 874224207	13 G	Page 10 of 16

1	NAME OF REPORTING PERSON James Nicolle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to vote such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,024,402 ordinary shares, all of which are owned by BC IV L2; except that (a) BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to dispose of such shares, (b) BC IV, the sole shareholder of BC IV L1, may be deemed to have sole power to dispose of such shares, (c) BCP IV, the sole general partner of BC IV, may be deemed to have sole power to dispose of such shares, (d) voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to dispose of such shares, and (e) Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%*
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 874224207	13 G	Page 11 of 16

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G previously filed by BV IV L2, BCIV L1, BC IV, BCP IV, BCIL, Chandratillake, Misso, Andrew Whittaker and Nicolle (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Talend S.A.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

9, rue Pages

92150 Suresnes

France

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 1 to Schedule 13G is filed by BV IV L2, BCIV L1, BC IV, BCP IV, BCIL, Chandratillake, Misso, Mauger and Nicolle. Andrew Whittaker is no longer a director of BCIL and, therefore is not included as a Reporting Person on this Schedule 13G. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BC IV L1, the sole shareholder of BC IV L2, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by BC IV L2. BC IV, the sole shareholder of BC IV L2, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by BC IV L2. BCP IV, the sole general partner of BC IV, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by BC IV L2. Voting and dispositive power of BCP IV is delegated to BCIL and BCIL may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by BC IV L2. Chandratillake, Misso, Mauger and Nicolle, the directors of BCIL, may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer directly owned by BC IV L2. Each of BCIV L1, BC IV, BCP IV, BCIL, Chandratillake, Misso, Mauger and Nicolle disclaims beneficial ownership of the shares of the Issuer owned directly by BC IV L2, except to the extent of their respective pecuniary interests therein.

Bernard Liautaud, a general partner of Balderton Capital and former member of the board of directors of the Issuer, has not and does not exercise any power to vote or dispose of the shares of the Issuer directly owned by BC IV L2 and, therefore, is not included as a “Reporting Person” on this Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

BC IV L2 and BC IV L1:

c/o 2-8

Avenue Charles de Gaulle

L-1653, Luxembourg

BC IV, BCP IV, BCIL, Chandratillake, Misso, Mauger and Nicolle:

c/o 1 Royal Plaza

Royal Avenue

St Peter Port, Guernsey GY1 2HL

ITEM 2(C)	CITIZENSHIP

BC IV L2 and BC IV L1 are each a Luxembourg société à responsabilité limitée (private limited liability entities). BC IV and BCP IV are Delaware limited partnerships. BCIL is a Guernsey limited company. Chandratillake, Misso, Mauger and Nicolle are all citizens of England.

CUSIP NO. 874224207	13 G	Page 12 of 16

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary shares, nominal value of €0.08

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Pursuant to a Shareholder Agreement (the “Shareholders Agreement”) among the Issuer, certain of the Reporting Persons, and entities affiliated with Bpifrance Investissement, Galileo Partners, Idinvest Partners and Silver Lake (each, a “Major Shareholder”), certain affiliates of each Major Shareholder, other than Galileo Partners (collectively, the “Nominating Shareholders”), are entitled to nominate one member of the Issuer’s board of directors as long as certain continuing ownership thresholds are met. The Major Shareholders have agreed to vote for these nominees pursuant to the Shareholders Agreement.

By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Persons, the Nominating Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own, as of December 31, 2017, an aggregate of approximately 9,843,646 Ordinary Shares, or approximately 33.2% of the Ordinary Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any ordinary shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement. Certain entities affiliated with the other Major Shareholders are separately making Schedule 13G filings reporting their beneficial ownership of Ordinary Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP NO. 874224207	13 G	Page 13 of 18

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the governing agreements of BC IV L2, BC IV L1, BC IV, BCP IV and BCIL, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 874224207	13 G	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

BALDERTON CAPITAL IV L1 S.À.R.L.

By:	/s/ Christophe Ponticello
Name: Christophe Ponticello
Title: Manager

By:	/s/ Simon Henin
Name: Simon Henin
Title: Manager

BALDERTON CAPITAL IV L2 S.À.R.L.

By:	/s/ Christophe Ponticello
Name: Christophe Ponticello
Title: Manager

By:	/s/ Simon Henin
Name: Simon Henin
Title: Manager

BALDERTON CAPITAL IV, L.P.

By:	Balderton Capital Partners IV, L.P.,
Its general partner

By:	Balderton Capital General Partner IV, LLC, Its general partner

By:	/s/ Andrew Carre
Name: Andrew Carre
Title: Manager

BALDERTON CAPITAL PARTNERS IV, L.P.

By:	Balderton Capital General Partner IV, LLC,
Its general partner

By:	/s/ Andrew Carre
Name: Andrew Carre
Title: Manager

CUSIP NO. 874224207	13 G	Page 15 of 16

BALDERTON CAPITAL INVESTMENTS LIMITED

By:	/s/ James Nicolle
Name: James Nicolle
Title: Director

SURANGA CHANDRATILLAKE

/s/ Suranga Chandratillake
Suranga Chandratillake

JEROME MISSO

/s/ Jerome Misso
Jerome Misso

GARY MAUGER

/s/ Gary Mauger
Gary Mauger

JAMES NICOLLE

/s/ James Nicolle
James Nicolle

CUSIP NO. 874224207	13 G	Page 16 of 16

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	17